SIMPSON THACHER & BARTLETT LLP

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(212) 455-7614	ELEWANDOWSKI@STBLAW.COM

April 12, 2021

VIA EDGAR

	Re:	TaskUs, Inc. Amendment No. 3 to Draft Registration Statement on Form S-1 Submitted March 23, 2021 (the “Draft Registration Statement”) CIK No. 0001829864

Edwin Kim, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Kim:

On behalf of TaskUs, Inc. (the “Registrant”, “we”, “us”, “our” or the “Company”), transmitted herewith via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) is a registration statement on Form S-1 (the “Registration Statement”) relating to the offering of shares of the Registrant’s common stock, marked to show changes from the above referenced Amendment No. 3 to the Draft Registration Statement (“Amendment No. 3”) confidentially submitted on March 23, 2021. The Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes.

In addition, the Registrant is providing the following responses to your comment letter, dated April 6, 2021, regarding Amendment No. 3. To assist your review, the text of the Staff’s comment is retyped in italics below. Please note that all references to page numbers in the responses below refer to the page numbers of the Registration Statement. The responses and information described below are based upon information provided to us by the Registrant.

Form S-1 DRS/A Submitted March 23, 2021

Summary Historical Consolidated Financial and Other Date, page 20

1.

With respect to Adjusted EBITDA margin and Adjusted net income margin, disclose the respective comparable ratios calculated using GAAP amounts. Refer to Items 10(e)1(i)(A) and (B) of Regulation S-K and footnote 27 of non-GAAP adopting Release No. 33-8176. Please revise disclosure on pages 80-84 and 96-101 accordingly.

The Registrant has revised pages 24-26, 85-87, 101 and 103-105 to disclose net income margin as a comparable ratio calculated using GAAP amounts.

2.

We note that you have included incentive and leave pay granted to employees that are directly attributable to the COVID-19 pandemic and you also included payments that will be due to sellers in the Blackstone Acquisition for certain tax benefits realized as a result of the Blackstock Acquisition. Please expand the disclosure to clarify whether the adjustments are incremental to normal operations, how the adjustments are directly attributable to COVID-19 and whether the adjustments are based on actual or hypothetical amounts. Refer to CF Disclosure Guidance Topic 9 for guidance. Please also expand the disclosure on pages 82, 84 and 99-101 accordingly.

The Registrant respectfully submits that, based on Item 10 of Regulation S-K and the relevant Commission guidance, the adjustments to its non-GAAP metrics directly attributable to the COVID-19 pandemic and payments due to sellers in the Blackstone Acquisition for certain tax benefits realized as a result of the Blackstone Acquisition are non-recurring, incremental to normal operations and based on actual amounts. The Registrant has revised pages 18, 25-26, 86, 88, 101-103 and 105-106 to expand the disclosure and clarify the nature of these adjustments.

Incentive and leave pay granted to employees

The Registrant views the COVID-19 pandemic as a once in a lifetime occurrence that is not reasonably likely to recur. Therefore, the Registrant concluded it was appropriate to exclude only items that were directly attributable to COVID-19 and were:

•	Incremental to charges incurred prior to COVID-19;

•	Not expected to recur once the pandemic subsides; and

•	Clearly separable from normal operations.

The Registrant determined that the adjustments for both the incentive and leave pay were incremental to normal operations and were directly attributable to the COVID-19 pandemic. In particular, in the interest of the health and safety of our employees and due to restrictions imposed by national or local governments, in March 2020, we rapidly mobilized our operations to deliver our services remotely from the homes of our individual employees. This effort posed, and continues to pose, numerous operational risks and logistical challenges as well as significant personal and business challenges, which adversely impact employee productivity and result in increased absenteeism and leaves of absence. As a result of the factors outlined above, the Registrant announced that it would provide incentive and leave pay to employees for efforts during the COVID-19 pandemic, notably:

•

The Registrant offered bonus pay in addition to normal salary or wages to employees who were able to work from March 15 to March 30, 2020 as a one-time incentive to encourage work during the transition from in office work to work-from-home at the start of the COVID-19 pandemic.

•

The Registrant granted additional paid sick leave for a period up to two weeks to employees who tested positive for COVID-19. Without the additional sick leave granted, the employees would not have been entitled to leave with pay. This program is scheduled to end once the pandemic subsides and our employees can return to the office safely.

The Registrant determined that the adjustment for COVID-19 expenses described above represent direct incremental charges specifically related to COVID-19 that are one time in nature and easily separable from normal operations. The amounts represent actual payments made to employees during the year ended December 31, 2020. In total, the Registrant incurred expenses of $2.0 million related to these incentive and leave payments, $1.5 million of which was incurred during the first quarter of 2020.

Tax benefits realized as a result of the Blackstone Acquisition

As part of the Blackstone Acquisition, the Registrant entered into a Stock Purchase Agreement (“SPA”) that provided that the sellers in the transaction (“Sellers”) are entitled to receive cash payments for certain tax benefits, if any realized, that are received by the Registrant for a specified period after the closing date.

We have chosen to avail ourselves of the provisions of the Coronavirus Aid, Relief, and Economic Securities Act (the “CARES Act”) enacted on March 27, 2020 in response to the COVID-19 pandemic. The Registrant carried back net operating losses (“NOLs”) originating in the period from October 1, 2018 through December 31, 2018 to claim a refund for taxes paid in fiscal year 2015, 2016, 2017, and the period from January 1, 2018 through September 30, 2018 resulting in an expected benefit of approximately $5.2 million. It was determined that $3.6 million of the benefit realized is payable to the Sellers under the SPA. The Registrant applied for tax refunds related to these NOL carrybacks in June 2020 on a Form 1139 and received confirmation from the Internal Revenue Service in March 2021 that such refund amounts were credited to our income tax account at the Internal Revenue Service. As such, we view this adjustment to be based on actual, not hypothetical, amounts.

In addition, we view the NOL carrybacks that gave rise to amounts payable to the Sellers to be permitted solely as a result of the CARES Act provisions. Therefore, while the tax refunds are treated as contingent consideration which could be viewed as ‘normal operations’ for acquisitive peer companies, we view both the NOL carrybacks under the CARES Act and the payments to Sellers to be non-recurring and separable from normal operations.

We would further note that, in the calculation of Adjusted EBITDA, both the tax receivable and the liability for the payment to the Sellers are contemplated. The benefit realized by the Registrant is included in the provision for (benefit from) income taxes adjustment and the payment to sellers is included in the contingent consideration adjustments.

Dilution, page 78

3.	Clarify that there is a net tangible deficit.

The Registrant has revised pages 82-83 to clarify that there will be a pro forma net tangible deficit after giving effect to (i) the Class B Reclassification and (ii) the effectiveness of the Registrant’s amended and restated certificate of incorporation.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Trends and Factors Affecting Our Performance

New Client Wins, page 87

4.

Please explain why you no longer provide your metric Annual Contract Value (“ACV”) in your prospectus. You previously disclosed that ACV was a leading indicator of revenue opportunity in existing and new clients. In your explanation, please clarify if there were material changes in ACV in fiscal year 2020 from the fiscal year 2019. Further, please clarify whether your win rate metric is consistent with your ACV year-to-year changes.

Annual Contract Value (“ACV”) for the year ended December 31, 2020 was $221 million, an increase of $42 million or 23% from ACV of $179 million in the year ended December 31, 2019. ACV represents the total estimated annual revenue value for our services and solutions under a client contract, estimated as of the date of that client contract. ACV requires us to make certain assumptions about the timeline and duration of the client ramp-up process, including assumptions about average headcount, rates paid, and working hours that ultimately impact our total estimated annual revenue for each client. Because ACV is an estimate, it varies from actual revenue primarily due to client attrition, client ramp-up processes that follow a different pace or timeline than originally anticipated, or changes in scope. While the Registrant still believes ACV is a leading indicator of revenue opportunity in existing clients and new clients, we believe the disclosure of the metric may imply a certainty in our actual results that does not correspond to the level of estimation inherent in the metric. Thus, we removed the metric as we do not consider it to be meaningful to investors given the risk of misinterpretation. We believe net revenue retention is a more meaningful key performance indicator and we expect to continue to provide net revenue retention on an annual basis. In addition, we include “win rate” as a key performance indicator to help investors understand our sales performance. ACV is used to calculate win rate. However, since the win rate represents the quotient of ACV for opportunities closed as “won” divided by ACV for all opportunities closed as either “won” or “lost” for a given period, it reduces the risk of misinterpretation that ACV, when presented in isolation, creates.

5.

On page iii, we note that you changed the definition of New Client Win to remove the reference that it may include new business generated from new unit or division of an existing client. Please explain the change in the definition and clarify whether your New Client Win metric no longer includes business from new divisions or units of existing clients.

The Registrant has simplified its definition of New Client Win to align with the Net Revenue Retention calculation. Previously, the Registrant calculated New Client Win based on new business generated from a new unit or division of an existing client. The metric no longer includes business from new divisions or units of existing clients. There is no impact to the amount disclosed as new clients in 2020, new client win rate in 2020, and new client win rate from 2018 to 2020 in the Registrant’s Registration Statement.

Hiring and Retention of Employees, page 88

6.

We note that you disclose your voluntary attrition rate for employees employed for more than 180 days for 2020. Please consider including the rate for 2019 for comparability or tell us why you believe such disclosure is not required.

The Registrant has revised page 92 to disclose the 2019 voluntary attrition rate.

Key Operating Metrics, page 96

7.

We note that your Net Revenue Retention Rate declined from 139% in 2019 to 117% in 2020, which you attribute to “reduction in volumes in certain clients who experienced a decline in their end customer volumes because of lockdown restrictions globally.” Please discuss whether this is a known material trend or uncertainty that will have, or is reasonably likely to have, a material impact on your revenues in any material way. To the extent material, provide more details of these clients and clarify and quantify how much of the decline is attributable to specific clients or client verticals.

Net Revenue Retention Rate declined 22%, from 139% in 2019 to 117% in 2020 for two reasons:

1.

Decline in volume due to COVID-19 impact to ride sharing and self driving autonomous vehicle markets: The Company notes that the decline in net revenue retention rate (“NRR”) for fiscal year 2020 as compared to fiscal year 2019 is primarily driven by the impact of the COVID-19 pandemic due to the reduction in volumes for certain clients in the ride sharing and self driving autonomous vehicle markets who experienced a decline in their end customer volumes, which were significantly impacted by the lockdown restrictions globally. Normalizing for the decline in volume from the ride sharing and self-driving autonomous vehicle markets, NRR in 2020 would have been approximately 126%. We expect the uncertainty related to revenues from customers in these verticals will continue throughout the duration of the COVID-19 pandemic.

2.

Significant growth of our largest client in 2019: Based on the definition of NRR as defined in the Registration Statement, NRR is inherently affected by the rate of revenue growth between the two consecutive fiscal years included in the measurement period. Our NRR for the year ended December 31, 2019 was positively affected by the revenue growth in that year attributable to our largest client. The rapid growth during the fiscal year 2019 drove a higher NRR, which was a 19% increase as compared to NRR of 118% in 2018. In fiscal year 2020, the largest client had more steady state year over year growth.

The Registrant does not believe either of the two reasons above are known material trends. The Registrant has revised pages 24, 85 and 100 to provide more detail on the fluctuation of the NRR.

Financial Statements

Note (2) Summary of Significant Accounting Policies

(j) Revenue Recognition, page F-10

8.

We note on page 49 that your contracts with customers include obligations to satisfy certain performance indicators, such as average handle time, job count, productivity, total review time and accuracy and that if you fail to meet such performance indicators, you could be obligated to reduce your clients’ payment under such contracts. Please expand your revenue recognition accounting policy to explain how these contract terms impact your determination of performance obligations and amount and timing of revenue recognition.

The Registrant respectfully acknowledges the Staff’s comment and has updated its revenue recognition accounting policy on page F-11. The Registrant’s contracts with customers may include Service Level Agreements (“SLAs”) or provisions that include a guarantee of a certain level of our service performance. Depending on the type of services being provided, the SLAs may reference certain performance indicators as noted on page 52, including average handle time, job count, productivity, total review time and accuracy.

The Registrant assessed the nature of the SLAs under ASC 606 and determined that the SLAs meet the definition of a warranty that provides assurance that the services provided will comply with the level of performance agreed upon with clients. The warranty is not available for purchase separately, therefore the Registrant concluded that the warranty does not represent a performance obligation. Further, the Registrant is not obligated to provide a service in addition to the assurance warranty.

Therefore, the Registrant concluded that the warranty should be accounted for under the scope of ASC Topic 460, Guarantees (“ASC 460”).

Based on the guidance in ASC 460, the Registrant records a liability and expense when the reduction to payment is both probable and reasonably estimable. The Registrant notes that based on historical experience of its level of performance, the Registrant expects to satisfy the performance indicators in the majority of its contracts. For the year ended December 31, 2020 and 2019, payments related to the SLAs totaled $120 thousand and $177 thousand, respectively, which represented less than 1% of total revenue for each period.

(l) Property and Equipment, page F-11

9.

We note that you extended the useful lives of leasehold improvements in 2020. In light of your recent lease terminations, please expand the disclosure to explain the basis for your belief that the useful lives should be extended. Also, in light of your disclosure that the shorter lives are based in part on your historical use of the asset and normal practice, supplementally provide us with your analysis as to why this change is a change in estimate rather than a correction of an error.

The Registrant has revised page F-12 to expand the disclosure to clarify the rationale for the extension of the useful lives of the leasehold improvements.

In response to the COVID-19 pandemic, the Registrant successfully mobilized and implemented a virtual operating model in 2020. Due to the shift in its operating model, the Registrant performed a review of its real estate assets in September 2020, including its historical use of those assets and expected use going forward. As a result of the review, the Registrant executed modification agreements on various leases and terminated its leases at its former Santa Monica headquarters and at one of its sites in San Antonio, which were due to expire in 2022 and 2023.

As a result of the review, the Registrant also extended the useful lives of its leasehold improvements from three years to the shorter of five years or lease term, which we believe is more reflective of our estimated use of the underlying real estate for which the respective operating leases were not terminated.

In particular, the Company considered the following:

•

The Company has historically and may continue to operate from time to time in temporary sites to accommodate rapid growth before permanent sites are available. As the Company has continued to grow and expand its delivery strategy into more geographic locations, we have continued to gain better insight into which sites we expect to continue to use on a longer-term or more permanent basis.

•

In the United States, we historically entered into leases with terms that were shorter than 5 years. In the Philippines we typically entered into leases that were 5 years in duration, however, given our strategy of utilizing temporary sites as needed, we did not have the experience to indicate that we would continue to utilize the real estate assets for the full term of those leases. These assumptions contributed to our original estimates for the useful lives of our leasehold improvements of 3 years.

•

As a result of the shift to a virtual operating model, we performed a comprehensive review of our real estate assets to determine our capacity requirements for once we returned to office. We were able to better identify the leases that we expect to utilize as permanent locations and aligned the depreciation accordingly. We renewed certain leases that were coming due and modified or terminated leases as described above. The majority of our ongoing leases are related to real estate located in the Philippines, for which the lease term is 5 years and which we confidently expect to utilize through the duration of the lease term based on our historical experience.

Management evaluated the change in useful lives of the leasehold improvements under the guidance in ASC 250-10 and concluded that the change should be accounted for as a change in estimate rather than a correction of error. The Registrant noted that determining whether an adjustment is a change in accounting estimate or a correction of error requires a degree of judgement.

As noted in ASC 250-10-20 “[c]hanges in accounting estimates result from new information”. In contrast, as noted in ASC 250-10-20,
“[a]n error in recognition, measurement, presentation, or disclosure in financial statements result[s] from mathematical mistakes, mistakes in the application of generally accepted accounting principles, or oversight or misuse of facts that existed at the time the financial statements were prepared.” As noted above, the Registrant changed the useful lives of the leasehold improvements in response to a shift in its operating model and resulting expectations of real estate use going forward, which was directly attributable to the COVID-19 pandemic. While we considered the historical use of the assets to logically inform our expected use of those assets going forward, we view this to be new information arising from our real estate review rather than oversight or misuse of facts that existed at the time the financial statements were prepared.

The Registrant notes that, while we did extend our estimate of the useful lives of our leasehold improvements, the change in estimate will not result in the useful life of any leasehold improvement extending beyond the life of the lease term. Additionally, the Registrant did not change its overall policy of straight-line depreciation over the useful life of the asset.

Note (10) Income Taxes, page F-25

10.

We note on pages 57 and 137 that under the PEZA registrations, favorable tax treatment for some of your PEZA-registered sites expired at the end of 2020 but may be renewed for subsequent periods provided you meet certain criteria. Please expand the disclosure to detail these expirations and clarify whether you continue to meet criteria subsequent to year end. If material, disclose the amount of the favorable tax treatment that may not meet the certain criteria subsequent to year end.

The Registrant respectfully acknowledges the Staff’s comment and has updated our disclosures on pages 60 and 141-142.

Note (14) Subsequent Events, page F-28

11.

We note on page 1 that references to “common stock” includes your Class A common stock, Class B common stock and Class C common stock. We also note on page 166 that Class B will have 10 votes and Class B shareholders will control the registrant following the IPO. Please include detailed disclosure of the capital structure change as a subsequent event that occurs prior to effectiveness. Please include in your disclosure the terms of the new classes on common stock and whether all shareholders prior to the capital structure change participated equally in the issuance of Class B common stock. If not, disclose your accounting methodology for the change in capital structure regarding any preferential treatment of certain investors (i.e. special stock dividends).

The Registrant has revised page 21 to clarify that the Class B Reclassification is expected to take place after the effectiveness of the Registration Statement and prior to the closing of the IPO. ASC 505-10-S99-4 states that a change in capital structure occurring after the date of the latest reported balance sheet, but before the issuance of the financial statements or the effective date of the registration statement is a recognized subsequent event which should be given retroactive effect on the balance sheet. However, given that the Class B Reclassification is expected to take place after the effectiveness of the Registration Statement, there is no disclosure required in the subsequent event footnote since the change takes place after the effective date of the Registration Statement. To help investors understand the change in the capital structure, however, the Registrant has already included disclosure on the cover of the prospectus and on pages 19-20 and 174-175 that the terms of the Class A common stock and Class B common stock will be identical, except with respect to voting, transfer and conversion rights and provided on the same pages additional detail on the differences in such voting, transfer and conversion rights. In addition, the Registrant has revised page 21 to clarify that all existing shareholders prior to the Class B Reclassification will participate equally in the issuance of Class B common stock in connection with the Class B Reclassification.

*****

Please do not hesitate to call Edgar J. Lewandowski at 212-455-7614 or Joshua Ford Bonnie at 202-636-5804 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Edgar J. Lewandowski

Edgar J. Lewandowski

cc:     Securities and Exchange Commission

Jan Woo, Legal Branch Chief

Robert Littlepage, Accounting Branch Chief

Claire DeLabar, Staff Accountant

TaskUs, Inc.

Bryce Maddock

Jaspar Weir

Balaji Sekar

Jeffrey Chugg

Davis Polk & Wardwell LLP

Byron B. Rooney

Emily Roberts